SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: June 2007

Commission File Number: 000-30827

CLICKSOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

11 Ben Gurion Street

Givat Shmuel 54017, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is the registrant's Proxy Statement announcing the Annual Shareholders Meeting to be held on July 9, 2007 sent to registered shareholders of the Company.

The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. (The “Company”) is incorporated by reference into the Form S-8 of the Company, registration number 333-141307, filed with the Securities and Exchange Commission on March 15, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICKSOFTWARE TECHNOLOGIES LTD. (Registrant)

By:	/s/ Shmuel Arvatz
Name: Shmuel Arvatz Title: Executive Vice President and Chief Financial Officer

Date: June 7, 2007

CLICKSOFTWARE TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 9, 2007

Notice is hereby given that the Annual General Meeting of Shareholders of ClickSoftware Technologies Ltd. (the "Company") will be held at 11 Ben Gurion Street, Givat Shmuel 54017 Israel on July 9, 2007 at 4:00 p.m. local time (the "Meeting"). The agenda for the Meeting is as follows:

1.         To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as independent auditors for the Company for the year ending December 31, 2007 and for such additional eriod until the next Annual General Meeting of Shareholders, and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors.

2.         To re-elect Dr. Israel Borovich as an External Director of the Company (as such term is defined in the Israeli Companies Law) to hold office as an External Director for an additional three year term.

3.         To re-elect James W. Thanos as a Class I Director to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2010 or until a successor has been duly elected.

4.         To approve certain amendments to the Company's Articles of Association. A copy of the proposed revisions, marked to show changes, is attached hereto as Annex A.

5.         To approve the deletion of Article 100 of the Company’s Articles of Association (Business Combinations with Interested Shareholders) and the amendment to Article 5 thereof. A copy of the proposed revisions, marked to show changes, is attached hereto as Annex B.

6.         To approve an amendment to Article 89 of the Company’s Articles of Association (Merger) to provide that a merger of the Company may be approved by a simple majority vote of shareholders at a general meeting.

7.         To ratify and approve the appointment of Dr. Moshe BenBassat as both Chairman of the Board of Directors and Chief Executive Officer of the Company.

8.         To approve the issuance by the Company of Letters of Exemption, Indemnification and Insurance to current and future directors and officers of the Company in substantially the form attached hereto as Annex C, in order to conform them to be in accordance with Amendment No. 3 to the Israeli Companies Law, 1999 which related, among other things, to the indemnity, exemption and insurance of directors and officers.

9.         To approve the grant of options to Dr. Moshe BenBassat for the purchase of 70,000 ordinary shares of the Company.

10.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

In addition, shareholders will be requested to consider at the Meeting the Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2006.

Shareholders of record at the close of business on June 4, 2007 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail to the Company the enclosed proxy as promptly as possible in the enclosed pre-addressed envelope.

By Order of the Board of Directors,	CLICKSOFTWARE TECHNOLOGIES LTD.

June 7, 2007	Dr. Moshe BenBassat Chairman of the Board of Directors and Chief Executive Officer

IMPORTANT: YOUR VOTE IS IMPORTANT. IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING, YOU ARE REQUESTED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENVELOPE PROVIDED.

CLICKSOFTWARE TECHNOLOGIES LTD.

11 Ben Gurion Street

Givat Shmuel 54017 Israel

____________________

PROXY STATEMENT

____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on July 9, 2007

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.02 per share (the "Ordinary Shares"), of ClickSoftware Technologies Ltd., a company organized under the laws of the State of Israel (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on July 9, 2007 at 4:00 p.m. local time at the offices of the Company, 11 Ben Gurion Street, Givat Shmuel, Israel (Tel. +972-3-765-9467) or at any adjournment thereof. This Proxy Statement and the proxies solicited hereby are first being sent or delivered to the shareholders on or about June 7, 2007.

Proxies; Counting of Votes

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. A form of proxy for use at the Meeting is attached. The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least forty eight (48) hours before the Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Ordinary Shares, covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to the rules of the Nasdaq Capital Market, in the absence of such instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the Meeting for which the Board of Directors recommends a “FOR” vote.

Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders may vote shares directly held in their name in person at the Meeting. If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy.

Record Date; Solicitation of Proxies

Only shareholders of record at the close of business on June 4, 2007 will be entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof. Proxies will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, fax or other personal contact. Copies of solicitation materials will be furnished to banks, brokerage firms, nominees, fiduciaries and other custodians holding Ordinary Shares in their names for others to send proxy materials to and obtain proxies from the beneficial owners of such Ordinary Shares. The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. The Company's Annual Report for the year ended December 31, 2006 is available for download on the Company’s website at www.clicksoftware.com.

To the extent you would like to state your position with respect to any of proposals described in this proxy statement, in addition to any right you may have under applicable law, pursuant to regulations under the Israeli Companies Law – 1999 (the “Companies Law”), you may do so by delivery of a notice to the Company’s offices located at 11 Ben Gurion Street, Givat Shmuel 54017, Israel, not later than June 24, 2007. Our Board of Directors may respond to your notice not later than June 29, 2007.

Following the Meeting, one or more shareholders holding, at the Record Date, (i) at least 1,410,971 ordinary shares, which represent approximately five percent (5%) of the total voting rights in the Company, or (ii) five percent (5%) of the total voting rights of the Company, which are not held by controlling shareholders of the Company, may review the Proxy Cards submitted to the Company at the Company’s offices during business hours.

Quorum and Voting Requirements

On May 30, 2007, the Company had outstanding 28,219,410 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders, present in person or by proxy and holding or representing shares conferring in the aggregate at least 33% of the voting power of the Company, will constitute a quorum at the Meeting. Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day on the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine. At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of each of Proposals 1, 3, 4, 8 and 9.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 2; provided, that (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders who are not controlling shareholders of the Company, or anyone on their behalf, present at the Meeting in person or by proxy and voting at the Meeting (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The affirmative vote of at least two-thirds of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 5.

The affirmative vote of at least seventy-five percent (75%) of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposal 6.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the meeting in person or by proxy is required to constitute approval of Proposal 7, provided that (i) such majority vote at the meeting will include at least two-thirds (2/3) of the total votes of shareholders who are not controlling shareholders of the Company, or anyone on their behalf, present in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Each shareholder that attends the Meeting in person or delivers a signed proxy card shall, prior to exercising such shareholder’s voting rights at the Meeting with respect to Proposals 2 and 7, advise the Company whether or not such shareholder is a controlling shareholders of the Company. Pursuant to the Companies Law, a “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

THIS PROXY CARD SHALL ALSO SERVE AS A VOTING INSTRUMENT AS SUCH TERM IS DEFINED UNDER THE COMPANIES LAW.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of May 30, 2007 concerning: (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company's outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all Directors and Officers as a group. The information presented in this table is based on 28,219,410 Ordinary Shares outstanding as of May 30, 2007. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options held by that person that were currently exercisable at, or exercisable within, 60 days of May 30, 2007. The Ordinary Shares issuable under these options are treated as if they were outstanding for purposes of computing the percentage ownership of the person holding these options, but are not treated as if they were outstanding for the purposes of computing the percentage ownership outstanding for any other person.

	Ordinary Shares Beneficially Owned
Name	Number	Percent
Dr. Moshe BenBassat (1)	5,298,046	18.0%
Austin W. Marxe and David M. Greenhouse (2)	3,168,327	11.2%
G. Nicholas Farwell (3)	3,008,100	10.7%
Officers and Directors as a group (4) (10 persons)	6,201,131	21.2%

(1)

Includes, in addition to the ordinary shares held by Dr. Moshe BenBassat, (i) 1,158,392 options for ordinary shares held by Dr. Moshe BenBassat that are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. Moshe BenBassat. This number has been reduced to reflect the sale by Dr. Moshe BenBassat of 194,368 ordinary shares during the month of May 2007 but which have not yet cleared as of the date of this Proxy Statement.

(2)

As reported on Schedule 13F filed with the SEC on March 31, 2007 in a joint filing by Austin W. Marxe and David M. Greenhouse. Messrs. Marxe and Greenhouse own the ordinary shares through various investment vehicles.

(3)	As reported on Schedule 13G filed with the SEC on January 27, 2005 by G. Nicholas Farwell.

(4)

Includes (i) 2,038,105 ordinary shares for which options granted to Officers and Directors are exercisable within 60 days of the date stated above, and (ii) 2,246,887 ordinary shares held by Idit BenBassat, which may be deemed to be beneficially owned by Dr. Moshe BenBassat. Does not include 291,188 ordinary shares for which options granted to Officers and Directors are outstanding but are not currently or within 60 days exercisable.

PROPOSAL 1 — APPOINTMENT AND RENUMERATION

OF THE COMPANY'S INDEPENDENT AUDITORS

The Audit Committee has recommended the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu (“Brightman Almagor”), as the Company’s independent auditors for the year ending December 31, 2007. Brightman Almagor has been the Company’s independent auditor since December 31, 2002.

The shareholders will be requested to approve the appointment of the accounting firm of Brightman Almagor as the independent auditors of the Company for the year ending December 31, 2007 and for such additional period until the next Annual General Meeting of shareholders and to authorize the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors. Brightman Almagor has audited the Company's books and accounts for the year ended December 31, 2006.

It is proposed that the following Ordinary Resolution be adopted at the Meeting:

"RESOLVED, that the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as the Company's independent auditors for the fiscal year ending December 31, 2007 and for such additional period until the next Annual General Meeting of Shareholders, be, and hereby is, approved, and that the Board of Directors be, and it hereby is, authorized, upon recommendation of the Audit Committee, to fix the remuneration of such independent auditors in accordance with the volume and nature of their services."

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to appoint the Company's independent auditors.

The Board of Directors recommends that the shareholders vote "FOR" the appointment of Brightman Almagor as the Company's independent auditors and the authorization of the Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of the auditors. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

PROPOSAL 2 — ELECTION OF EXTERNAL DIRECTOR

The Company's Articles of Association provide that the number of Directors shall be not less than 2 and not more than 11. There are currently seven members on the Company’s Board. The Company’s Board of Directors is classified into three classes of Directors as follows:

Name of Director and Class	Year of Annual Meeting at which Term Expires	Age
James W. Thanos, Class I	2007	58
Roni A. Einav, Class II	2008	63
Gil Weiser, Class II	2008	65
Moshe BenBassat, Class III	2009	59
Israel Borovich, External Director	2007	65
Naomi Atsmon, External Director	2009	54
Dan Falk, External Director	2009	62

Under the Companies Law, a publicly traded company must appoint at least two External Directors (as such term is defined in the Companies Law) to serve on the company's Board of Directors. To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an External Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from termination of office, a former External Director may not serve as a Director or employee of the company or provide professional services to the company for compensation.

The External Directors are required to be elected by the shareholders. All of the External Directors of a company must be members of its Audit Committee and each other committee of a company’s Board of Directors must include at least one External Director.

Pursuant to the Companies Law, at least one External Director is required to have “accounting and financial expertise” and the other(s) are required to have “professional expertise” or “accounting and financial expertise”.

A Director has “professional expertise” if he or she satisfies one of the following: (i) The Director holds an academic degree in one of these areas: economics, business administration, accounting, law or public administration; (ii) The Director holds an academic degree or has other higher education, all in the main business sector of the company or in a relevant area for the Board position; or (iii) The Director has at least five years’ experience in one or more of the following (or a combined five years’ experience in at least two or more of these): (a) senior management position in a corporation of significant business scope; (b) senior public office or senior position in the public sector; or (c) senior position in the main business sector of the company.

A Director with “accounting and financial expertise” is a person that due to his or her education, experience and skills has high skills and understanding of business-accounting issues and financial reports which allow him to deeply understand the financial reports of the company and hold a discussion relating to the presentation of financial information. A company’s Board of Directors will take into consideration in determining whether a Director has “accounting and financial expertise”, among other things, his or her education, experience and knowledge in any of the following: (i) accounting issues and accounting control issues characteristic to the segment in which the company operates and to companies of the size and complexity of the company; (ii) the functions of the external auditor and the obligations imposed on such auditor; and (iii) preparation of financial reports and their approval in accordance with the Companies Law and the Israeli securities law. The Company has determined that one of its External Directors, Dan Falk, has the requisite “accounting and financial expertise” and that all of the External Directors have the requisite “professional expertise.”

The initial term of an External Director is three years and, until recently, External Directors could serve a maximum of two terms. Under a recent amendment to the Israeli Companies Regulations, companies such as the Company, whose ordinary shares are listed for trade on a stock exchange outside of Israel may re-elect an External Director to one or more additional three-year terms if the audit committee and afterwards the board of directors determine that election for an additional term or terms benefits the company in light of the External Director’s expertise and special contribution to the board of directors and its committees. The Company’s Audit Committee and Board of Directors recommend that the shareholders approve the appointment of Dr. Israel Borovich to a third term as External Director. The Audit Committee and the Board of Directors believe that the appointment of Dr. Borovich to an additional three-year term will benefit the Company because of Dr. Borovich's extensive experience as a chief executive and as a director of public companies and his valuable contribution to the Company to date. Below is information about Dr. Borovich.

DR. ISRAEL BOROVICH has served as a director since July 1997 and as an external director according to the Companies Law since July 2001. Dr. Borovich currently serves as Chairman of El Al Israel Airlines Ltd. From 1988 until 2004, Dr. Borovich served as President and CEO of Arkia Israeli Airlines Ltd. and Knafaim-Arkia Holdings Ltd., an investment management company. Dr. Borovich serves as Chairman of Ayalon Highways (Israel) Ltd. Dr. Borovich also serves as a director and Deputy Chairman of Knafaim Holdings, Ltd., an investment management company. Dr. Borovich served as a Professor on the Faculty of Management of Tel Aviv University where he is currently a Professor Emeritus. Dr. Borovich holds Bachelor of Science and Master of Science degrees in Industrial Engineering and a Ph.D. degree in Operations Research from the Polytechnic Institute in Brooklyn.

It is proposed that the following Ordinary Resolution be adopted at the Meeting:

“RESOLVED, that Dr. Israel Borovich be re-elected to the Board of Directors to serve as an External Director for an additional term of three (3) years.”

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the election of the aforementioned nominee, provided that either (i) such a majority vote includes at least one third (1/3) of the total votes of shareholders, who are not Controlling Shareholders (as such term is defined in the Companies Law) of the Company, or anyone on their behalf, present at the Meeting in person or by proxy and voting at the Meeting (votes abstaining shall not be taken into account in counting the above-referenced shareholders’ votes); or (ii) the total number of shares of the non-Controlling Shareholders that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The Board of Directors recommends that the shareholders vote "FOR" the election of Dr. Israel Borovich as an External Director of the Company.

PROPOSAL 3 — ELECTION OF CLASS I DIRECTOR

Currently, James W. Thanos is the only Class I Director. The term of the Class I Director will expire at the Meeting and a successor Class I Director shall be elected at the Meeting. The Board of Directors recommends that at the Meeting James W. Thanos be re-elected to serve as a Class I Director until the Annual General Meeting of Shareholders to be held in 2010 and until a respective successor is duly elected and qualified.

JAMES W. THANOS has served as a director since May 2000. Mr. Thanos has served as Executive Vice President, Worldwide Field Operations of BroadVision, Inc., an ecommerce software company from October 1999 to June 2002. From March 1998 to October 1999, Mr. Thanos served as BroadVision's Vice President and General Manager, Americas. Prior to working for BroadVision, Mr. Thanos served as Senior Vice President of Worldwide Sales at Aurum Software, a sales force automation company. Mr. Thanos is a member of the board of directors of SupportSoft, Covigna, and Corticon. Mr. Thanos holds a Bachelor of Arts degree in International Relations and a Bachelor of Arts degree in Behavioral Sciences from Johns Hopkins University.

It is proposed that the following Ordinary Resolution be adopted at the Meeting:

“RESOLVED, that James W. Thanos be re-elected to the Board of Directors and be classified as a Class I Director who shall serve until the Annual General Meeting of the Shareholders to be held in 2010 and until a respective successor is duly elected and qualified.”

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to elect the foregoing nominee as Director.

The Board of Directors recommends that the shareholders vote "FOR" the election of James W. Thanos as a Class I Director of the Company. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” the election of James W. Thanos as a Class I Director unless specifically instructed to the contrary.

PROPOSAL 4 — AMENDMENTS TO THE COMPANY’S

ARTICLES OF ASSOCIATION

We propose amending our Articles of Association in the manner described below:

A.	Notice of a General Meeting and Other Notices

We propose to amend Article 28 (General Meeting) to remove the requirement to send separate notice of a general meeting to registered shareholders of the Company. This amendment is in accordance with the Companies Law and its regulations, and it is intended to simplify the process of convening the General Meeting of Shareholders. We also propose to amend Article 28 to provide that notices of general meetings be sent in accordance with Article 96 (Notices) of the Articles of Association.

We also propose to amend Article 96 (Notices) to provide that (i) notices may be provided by the Company in person, in mail, transmission by fax or in electronic form, (ii) a notice to a shareholder may alternatively be served, as general notice to all shareholders, in accordance with the rules and regulations of any applicable securities authority with jurisdiction over the Company or in accordance with the rules of any stock market upon which the Company's shares are traded, and (iii) should the Company be required to prove delivery, it shall be sufficient to provide that the document sent contained the correct mailing address, e-mail address or fax details. These changes are intended, among other things, to enable the Company to furnish documents in connection with a proxy solicitation to shareholders by making them available on an Internet Web site and providing shareholders with notice of availability of the proxy documents, in accordance with rules recently adopted by the U.S. Securities and Exchange Commission.

B.	Responsibilities of the Board of Directors

The Companies Law was amended in 2005 to, among other things, require the Boards of Directors of public companies to determine the minimum number of external directors that should have "accounting and financial expertise" (as defined in Companies Law). We propose to amend Article 48 to add this as an additional duty of our Board of Directors.

C.	Indemnification of Directors and Officers

Among the changes made to the Companies Law in 2005 was the amendment of Section 260 of the Companies Law to add a new category of expenses for which a company can indemnify directors and officers: reasonable litigation expenses, including legal fees expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

In addition, Section 260 of the Companies Law was amended to limit the indemnification that may be granted by a company to its directors and officers (in the case of a court judgment, or a settlement or arbitration award approved by the court) to events which are anticipated in light of the company's activities and to limit the indemnification to an amount or criteria deemed reasonable by the Board of Directors under the circumstances.

We propose amending Article 98 (Indemnity and Insurance of Officers), in accordance with the amendment of the law, (a) to add the new category of expenses, litigation expenses, for which the Company can indemnify directors and officers, (b) to limit the indemnification that may be granted to the Company's directors and officers to those events which in the opinion of the Board of Directors are anticipated in light of the Company's activities; and (c) to limit the indemnification to a sum or criteria determined by the Board to be reasonable under the circumstance. In all cases, we may only indemnify directors and officers where permitted by the Companies Law. The Companies Law currently does not permit indemnification where the director or officer breached his/her duty of care if the breach was done willfully or recklessly, and in other situations.

D.           Simplification of the Articles of Association to delete various provisions that already appear in the Companies Law

In order to simplify the Articles of Association, we propose deleting several Articles (Article 11 (acquisition of Company shares by a Company subsidiary or by another entity under Company control), Article 29 (fixing of the Record Date) and Article 71 (approval of appointment of the Chairman of the Board to act also as CEO) for which there is already a parallel provision in the Companies Law or its regulations. In two of these instances (Articles 11 and 71), the parallel provisions have been amended since the adoption by the Company of its Articles of Association. To simplify the Articles of Association, we propose deleting these three Articles so that the parallel provisions of the Companies law or its regulations will apply.

E.	Conforming to changes to the Companies Law

We originally adopted our Articles of Association prior to the adoption of the Companies Law in 1999. Therefore, we also propose to amend or add, as the case may be, Articles 1 (Interpretation), 2 (Purpose), 39 (legal capacity of shareholders), 54 and 55 (Extraordinary Transactions involving officeholders or Directors) and 88 (Director duties) of our Articles of Association to conform these Articles with the requirements and/or terminology of the Companies Law.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company's Articles of Association (Sections 1, 2, 11, 28, 29, 39, 48, 54, 55, 71, 88, 96 and 98) in the form attached hereto as Annex A.”

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of the resolution to amend the Articles of Association.

The Board of Directors recommends that the shareholders vote "FOR" this resolution to amend the Company’s Articles of Association. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution to amend the Company’s Articles of Association unless specifically instructed to the contrary.

PROPOSAL 5 — DELETION OF ARTICLE 100 AND AMENDMENT TO ARTICLE 5

OF THE COMPANY’S ARTICLES OF ASSOCIATION

In order to simplify the Articles of Association, we propose to further amend our Articles of Association by deleting Article 100 (Business Combinations with Interested Shareholders) for which there are already parallel provisions in the Companies Law, including Chapter V thereof (Transactions with Interested Parties). The parallel provisions in the Companies Law have been amended since the adoption by the Company of its Articles of Association. Upon deletion of Article 100, the parallel provisions of the Companies Law will apply.

We also propose to amend Article 5 (Amendment of Articles), which refers to Article 100.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the deletion of Article 100 (Business Combinations with Interested Shareholders) from the Company's Articles of Association and the amendment to Article 5 thereof in the form attached hereto as Annex B.”

The affirmative vote of at least two-thirds of the votes of shareholders present and voting at the Meeting in person or by proxy is required for the approval of this resolution.

The Board of Directors recommends that the shareholders vote "FOR" this resolution. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

PROPOSAL 6 — AMENDMENT TO ARTICLE 89 OF THE COMPANY’S

ARTICLES OF ASSOCIATION

The Company was organized under the Companies Ordinance, which was the predecessor statute to the Companies Law. Therefore, we are currently required to obtain the affirmative vote of at least 75% of our shares voting at a meeting of shareholders in order to enter into a merger agreement. We propose amending this shareholder vote requirement by amending Article 89 (Merger) of our Articles of Association to provide that a merger of the Company can be approved by holders of a simple majority of our shares voting at a meeting of shareholders, except as otherwise required by the Companies Law. We propose this amendment in order to increase the flexibility of our management in exploring and completing potential merger transactions that our Board of Directors and the holders of a majority of our shares deem to be in the best interests of the shareholders. There is no proposed merger which is under consideration by the Company.

The revised Article 89 would read as follows:

"A merger requires approval by the Board of Directors and by a simple majority vote at the General Meeting, except as otherwise required by the provisions of the Companies Law."

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the amendment to Article 89 of the Articles of Association.”

The affirmative vote of the holders of seventy five (75%) percent of the voting power represented at the Meeting in person or by proxy is necessary to approve this resolution.

The Board of Directors recommends that the shareholders vote "FOR" this resolution to amend Article 89 of the Company’s Articles of Association. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

PROPOSAL 7 — RATIFICATION AND APPROVAL OF THE APPOINTMENT OF

DR. MOSHE BENBASSAT AS BOTH CHAIRMAN OF THE BOARD OF DIRECTORS

AND CHIEF EXECUTIVE OFFICER

Under the Companies Law, the chief executive officer in a publicly traded company may not serve as chairman of the board of directors, and the powers of the chief executive officer may not be vested in the chairman of the board of directors, unless the shareholders of the company resolve in a general meeting, with respect to a period of not more than three years following such resolution, that the chairman of the board is authorized to hold the position of chief executive officer or exercise its powers.

In light of the Company's and Dr. Moshe BenBassat's performance in 2006, the Board of Directors has recommended that Dr. Moshe BenBassat continue to serve as both the Chief Executive Officer and the Chairman of the Board of Directors. In the event the shareholders do not approve this proposal, the Company will assess its alternatives for complying with the Companies Law.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Moshe BenBassat, the Chairman of the Board of Directors, is authorized to also hold the position of chief executive officer of the Company and exercise its powers for a period of three years from the Meeting.”

The approval of this proposal requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy, provided that (i) such majority vote at the Meeting will include at least two-thirds (2/3) of the total votes of shareholders who are not controlling shareholders of the Company, or anyone on their behalf, present in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The Board of Directors recommends voting "for" the approval of the appointment of Dr. Moshe BenBassat as both Chairman of the Board of Directors and Chief Executive Officer of the Company.

PROPOSAL 8 — APPROVAL OF THE ISSUANCE OF LETTERS OF EXEMPTION, INDEMNIFICATION AND INSURANCE TO CURRENT AND FUTURE DIRECTORS AND OFFICERS OF THE COMPANY

Subject to the adoption of the resolution to amend the Company’s Articles of Association, including Article 98, regarding insurance, indemnity and exemption, as stated in Proposal 4 above, and following the approval by the Audit Committee and Board of Directors, it is proposed to approve the issuance by the Company of Letters of Exemption, Indemnification and Insurance to current and future directors and officers of the Company, by virtue of their service as directors or officers of the Company or by virtue of their service as directors or officers on behalf of the Company in a company controlled by the Company or in which the Company has an interest. The Letters of Exemption, Indemnification and Insurance would supersede and replace any and all prior indemnification undertakings made to directors and officers of the Company.

As indicated above in Proposal 4, the Companies Law was amended in 2005 to add a new category of expenses for which a company can indemnify directors and officers - reasonable litigation expenses, under certain conditions. At the same time, the Companies Law was amended to limit the indemnification that may be granted by a company to its directors and officers (in the case of a court judgment, or a settlement or arbitration award approved by the court) to events which are anticipated in light of the company's activities and to limit the indemnification to an amount or criteria deemed reasonable by the Board of Directors under the circumstances. It is proposed to issue Letters of Exemption, Indemnification and Insurance that comply with these amendments to the Companies Law and that are in accordance with the following principles:

A.           The Company exempts the director/officer from liabilities and damage to the Company as a result of a breach of duty of care towards the Company, while acting in good faith, subject to applicable law. The exemption will not apply to (i) a breach of the duty of care towards the Company in a distribution, as defined in the Companies Law, (ii) counter claims filed against the director/officer by the Company in a lawsuit instigated by the director/officer, (iii) a breach of duty of care if the breach was done willfully or recklessly and (iv) other circumstances provided by the Companies Law.

B.           The aggregate indemnification amount pursuant to the Company’s undertakings to prospectively indemnify its directors and officers shall not exceed US$20 million. The Board of Directors has determined that, considering the scope and type of activity of the Company, this amount is reasonable under the circumstances.

C.            The undertaking to prospectively indemnify shall apply (subject to any limitations or restrictions under any applicable law) to the events that, in the opinion of the Board of Directors, are foreseeable as of the date hereof. These events are listed on the Schedule to the Letters of Exemption, Indemnification and Insurance, a form of which is attached hereto as Annex C.

D.           The Company will maintain liability insurance applicable to directors and officers, with a reputable insurer in an amount and on terms which are customary for a company comparable to the Company, but in an amount of not less than US$10,000,000 (ten million US Dollars), and the directors and officers will be covered by such policy during the term of and following their service as an officer or director of the Company. In addition, in the event of the acquisition of the Company by a third party or in the event of the cessation of the activities of the Company, the Company will procure and maintain a “run-off” policy, which will extend directors and officers insurance coverage to directors and officers for a reasonable period after the date of such acquisition or the cessation of the activities of the Company.

It is proposed that the Company will issue from time to time Letters of Exemption, Indemnification and Insurance to its current and future directors and officers, who are not considered controlling shareholders of the Company, in substantially the form attached hereto as Annex C.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Company is hereby authorized to issue Letters of Exemption, Indemnification and Insurance to current and future directors and officers of the Company who are not controlling shareholders of the Company in substantially the form attached hereto as Annex C."

The approval of this proposal requires the affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy.

The Board of Directors recommends a vote FOR approval of this proposed resolution. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

PROPOSAL 9 — APPROVAL OF GRANT OF OPTIONS

TO DR. MOSHE BENBASSAT

Under the Companies Law, the terms of compensation to Directors of the Company, including the grant of options, whether in their capacity as Directors or otherwise, requires shareholder approval. Dr. Moshe BenBassat, who is serving as Chairman of the Board of Directors, is also the Chief Executive Officer of the Company.

It is proposed that the shareholders approve the grant of options to Dr. Moshe BenBassat to purchase 70,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company’s Ordinary Shares on the trading day immediately preceding the Meeting, , all as recommended by the Compensation Committee and as approved by the Audit Committee and the Board of Directors of the Company. The options would vest as follows: 25% on the first anniversary date of the options grant, and 1/48 at the end of each month thereafter. The options would expire seven years from their date of issuance.

It is proposed that the following Ordinary Resolution be adopted at the Meeting:

“RESOLVED, that the grant of options to Dr. Moshe BenBassat to purchase 70,000 Ordinary Shares at an exercise price equal to the closing sale price of the Company's Ordinary Shares on the trading day immediately preceding the Meeting, is hereby approved.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the resolution to approve the options grant to Dr. Moshe BenBassat.

The Board of Directors recommends that the shareholders vote "FOR" the approval of the resolution to approve the options grant to Dr. Moshe BenBassat. It is the intention of the persons appointed as proxies in the accompanying proxy to vote “FOR” this resolution unless specifically instructed to the contrary.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, insure actions by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the Ordinary Shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By order of the Board of Directors,

Dr. Moshe BenBassat Chairman of the Board of Directors and Chief Executive Officer

Givat Shmuel, Israel

June 7, 2007

ANNEX A

PROPOSED AMENDMENTS TO

ARTICLES OF ASSOCIATION

OF

CLICKSOFTWARE TECHNOLOGIES LTD.

INTERPRETATION

1.            In these Articles, the words in the first column of the following table shall bear the meanings set opposite them respectively in the second column thereof, if not inconsistent with the subject or context:

Word	Meaning
* * * *
The Statutes	The Companies Law, the Securities Law ~~of~~ 5728-1968 and every other ordinance or law for the time being in force concerning companies and affecting the Company.
* * * *
Officer

A Director, ~~President,~~ General Manager, Chief Executive Officer, Vice ~~President~~General Manager, Chief Financial Officer, any other manager directly subordinate to the ~~President~~General Manager, and any person who fills one of the said positions in the Company, even if he carries a different title.

* * * *

PURPOSE

(2)	The Company may engage in any type of lawful business as may be determined by the board of directors of the Company from time to time.

* * * *

SHARES

* * * *

11.

~~(a)          A subsidiary or some other corporate body under the Company's control (in this Article: "ACQUIRING CORPORATE BODY") may acquire shares of the Company subject to the provisions of the Companies Law, on condition that the subsidiary's Board of Directors or the Directors of the acquiring corporate body determined that - had the acquisition been made by the Company - it would have been permitted by the provisions of the Companies Law.~~

~~(b)             If the Company's shares were acquired by a subsidiary or by an acquiring corporate body, such shares shall not grant voting rights as long as they are owned by the subsidiary or by the acquiring body corporate.~~

~~(c)             If a prohibited distribution (as defined in Section 301 to the Companies Law) was made, then the refund specified in Section 310 to the Companies Law shall be made to the subsidiary or to the acquiring body corporate and the provisions of Section 311 shall apply, mutatis mutandis, to the Directors of the subsidiary and to the Directors of the acquiring body corporate. However, if the Company's Board of Directors determined that the distribution is permitted, then the responsibility shall be that of the Company's Directors, as provided in Section 311 to the Companies Law.~~

~~(d)             Notwithstanding the provisions of Sub-article (a), acquisition by a subsidiary or by an acquiring corporate body that is not wholly owned by the Company constitutes a distribution in an amount equal to the amount of the acquisition, multiplied by the proportion of rights in the subsidiary's capital or in the capital of the acquiring corporate body held by the Company.~~ [Reserved]

* * * *

GENERAL MEETINGS

* * * *

28.

Unless a longer period for notice is prescribed by the Companies Law, at least ten (10) days and not more than sixty (60) days notice of any General Meeting shall be given, specifying the place, the day and the hour of meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to ~~such~~

~~shareholders as are under the provisions of these Articles, entitled to~~

~~receive notices from~~all shareholders who would be entitled to attend and vote at such meeting. No separate notice shall be given to registered shareholders of the Company. Notices shall be given ~~by mail or by~~

~~personal delivery to every registered shareholder of the Company, to his address as described in the Shareholders Register of the Company or such other address as designated by him in writing for this purpose.~~ in accordance with Article 96. Provided that the accidental omission to give such notice to, or the non-receipt of such notice by, any such shareholder shall not invalidate any resolution passed or proceeding held at any such meeting and, with the consent of all the shareholders for the time being entitled to receive notice of meetings, a meeting may be convened upon a shorter notice or without notice, and generally in such manner as such shareholders may approve. Such consent may be given at the meeting or retrospectively after the meeting. If the shareholder did not provide the Company any address for the delivery of notices, the shareholder shall be deemed to have waived his right to receive notices.

29.

Only shareholders of record as reflected on the Company's Share Register at the close of business on the date fixed by the Board of Directors as the record date (the "Record Date") determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a General Meeting and any postponement or adjournment thereof. ~~The Board of Directors will fix the record date of not less than ten(10) nor more than sixty (60) days before the date of the General Meeting.~~

* * * *

VOTES OF SHAREHOLDERS

* * * *

39.

~~If any shareholder be a lunatic, idiot, or non composmentis, may vote by his committee, receiver, curator bonis or other legal curator, and such last mentioned person may give their votes~~-A shareholder without legal capacity is entitled to vote only by means of a trustee or a legal custodian who may vote either personally or by proxy.

* * * *

DIRECTORS POWERS AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

48.

(a)           Without derogating from the authority of the General Meeting pursuant to these Articles and the Companies Law, the Board of Directors shall formulate the Company's policy and shall supervise the exercise of the General Manager's office and his acts, and as part thereof it --

* * * *

(11)	shall express its opinion on a special purchase offer, according to Section 329 to the Companies Law; and

(12)     shall determine the minimum number of Directors that should have "accounting and financial expertise", as provided in Section 92 to the Companies Law.

* * * *

DIRECTORS

* * * *

54.

(a) Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office, or deriving any profit from any other office in the Company or from any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as a vendor, purchaser or otherwise.

(b)

Transactions entered into by the Company in which an office holder of the Company has a personal interest, directly or indirectly, will be valid in respect of the Company and the office holder only if approved by the Company's Board of Directors and, if such transactions are "~~irregular transactions~~Extraordinary Transactions" as defined in the Companies Law, only if approved in accordance with the requirements of the Companies Law.

55.

~~A~~Subject to the provisions of the Companies Law, a Director who has a personal interest in ~~a matter~~ an "Extraordinary Transaction" which is brought for discussion before the Board of Directors ~~may participate in said discussion, provided that he~~or the Audit Committee shall neither vote in nor attend discussions concerning the approval of ~~the activities or the arrangements~~such transaction. If said Director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangements shall be invalid.

* * * *

DIRECTOR'S ACTS AND AUTHORITIES

* * * *

71.

(a) The Board of Directors shall elect a Chairman for the meeting and fix the term of his office. ~~The CEO shall not serve as Chairman of the Board of Directors and vice versa unless the holders of two thirds of the voting rights in the Company represented in person or by proxy and voting on such resolution at a General Meeting, who are not controlling shareholders of the Company or their representatives and who are present at the vote, adopt a decision to appoint the Chairman of the Board of Directors as the CEO, for a period not exceeding three years after the date of the adoption of the decision.~~

* * * *

PROHIBITED DISTRIBUTION

* * * *

88.

If the Company carried out a prohibited distribution, then every person who was a Director at the time of the distribution shall be treated as a person who thereby committed breach of ~~trust against~~his duties to the Company under sections 252, 253 or 254 of the Companies Law, as applicable, unless he proved one of the following:

(1)  that he opposed the prohibited distribution and took all reasonable steps to prevent it;

(2)  that he exercised reasonable reliance on information under which- had it not been misleading - the distribution would have been permitted;

(3)	that under the circumstances of the case he did not know and did not need to know of the distribution.

* * * *

NOTICES

96.

(a) ~~A~~ Subject to the Statutes, notice or any other document ~~may be served by the Company upon any shareholder either personally or by sending it by prepaid mail in Israel (by air mail if sent to a place outside Israel, other than the U.S. or Canada, or by first class mail if sent within the U.S. or Canada) addressed to such shareholder at "his" address as reflected on the Company's Shareholders Register or such other address as he may have designated in writing for the receipt of notices and other documents. Any written~~which the Company shall deliver and which it is entitled or required to give pursuant to the provisions of these Articles and/or the Statutes shall be delivered by the Company to any person, in any one of the following manners as the Company may choose: in person, by mail, transmission by fax or in electronic form (including through the Internet). Notwithstanding anything to the contrary contained herein and subject to the requirements of the Statutes, a notice to a Shareholder may alternatively be served, as general notice to all Shareholders, in accordance with the rules and regulations of any applicable securities authority with jurisdiction over the Company or in accordance with the rules of any stock market upon which the Company’s shares are traded.

Any notice or other document which shall be sent by mail shall be deemed to have ~~been served~~reached its destination forty-eight (48) hours after ~~it has been mailed~~ the day of mailing if sent by registered mail or regular mail (seven (7) days if sent to a place or mailed at a place outside of Israel, forty-eight (48) hours if sent within the U.S. or Canada), or when actually received by the addressee if sooner than forty-eight (48) hours or seven (7) days, as the case may be, after it has been mailed, or when actually tendered in person to such shareholder (or to the Secretary or the President of the Company, as the case may be)~~; provided, however, that such notice or other document mentioned above may be sent by facsimile and confirmed by registered mail as aforesaid, and such notice shall be deemed to have been given twenty-four (24) hours after such facsimile has been sent or when actually received by such shareholder (or by the Company), whichever is earlier. If a notice is, in fact, received by the addressee, it shall be deemed to have been duly served when received, notwithstanding that it was defectively addressed or failed in some respect to comply with the provisions of this Article.~~ or on the first day after transmission if transmitted by fax or in electronic form.

Should it be required to prove delivery, it shall be sufficient to prove that the notice or document sent contains the correct mailing, e-mail, or fax details as registered in the Register or any other address which the Shareholder submitted in writing to the Company as the address and fax or e-mail details for the submission of notices or other documents.

~~(b)~~

~~Unless otherwise specified in bearer share warrants, the holders of such warrants shall not be entitled to receive notice of any General Meeting of the Company, and the Company is under no obligation to give notice of General Meetings to a person entitled to a share by virtue of its delivery to him, unless he is duly registered as a shareholder.~~

(~~c~~b)         All notices to be given to the shareholders shall, with respect to any shares to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholders Register, and any notice so given shall be sufficient notice to the holders of such shares.

(~~d)~~

~~Any shareholder whose address is not described in the Shareholders Register, and who shall not have designated in writing an address for the receipt of notices, shall not be entitled to receive any notice from the Company. (e~~c)         Any notice or other document served upon or sent to any shareholder by publication in accordance with these Articles shall, notwithstanding that he be then deceased or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to be duly served or sent in respect of any shares held by him (either alone or jointly with others) until some other person is registered in his stead as the holder or joint holder of such shares, and such service or sending shall be a sufficient service on or sending to his heirs, executors, administrators or assigns and all other persons (if any) interested in such share.

(~~f~~d)	Where a given number of days' notice, or notice extending over any period, is required to be given, the day of service shall be counted in such number of days or other period.

* * * *

INDEMNITY AND INSURANCE OF OFFICERS

98.	The Company may, to the maximum extent permitted by the Companies Law:

(a)       enter into a contract for the insurance of the liability, in whole or in part, of any of its Officers, to the fullest extent permitted by the Companies Law;

(b)	may indemnify an Officer of the Company post factum;

(c)	may indemnify an Officer of the Company in advance for the following events:

(i)

Any financial obligation imposed on an Officer or incurred by the Officer in favor of a third party by a court judgment, including a compromise judgment approved by court (provided that the Company approved the compromise in advance) or an arbitrator's award approved by court (provided that it was given pursuant to arbitration agreed to by the Company in advance), for an act or omission performed by an Officer in his capacity as an Officer; ~~and~~

(ii)

reasonable legal expenses, including attorneys' fees, expended by or charged to an Officer or adjudicated against an Officer by a court in a proceeding commenced against an Officer by the Company or on its behalf or by another person, or in a criminal charge from which an Officer was acquitted, or in a criminal charge that does not require intent, in which an Officer was convicted, all for an act or omission performed in his capacity as an Officer~~.~~;

(iii)

reasonable litigation expenses, including legal fees, incurred by the officer due to such investigation or proceeding conducted against him by authorized body, and which was ended without filing an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding, or that was ended without filing an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms in the Companies Law; and

(iv)	any other liability or expense in respect of which it is permitted or will be permitted under the Companies Law to indemnify an Officer.

~~Such indemnity shall apply in certain foreseeable events and up~~

~~to a feasible amount under the circumstances, as determined by~~

The indemnity provided for in clause (i) above is restricted to events which in the opinion of the Board of Directors are anticipated in light of the Company’s activities at the time of granting the obligation to indemnify, and is limited to a sum or criteria determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify such events, sum and criteria; and

(d)	exempt an Officer prospectively from liability, in whole or in part, for damage resulting from a breach of his or her duty of care toward the Company.

* * * *

ANNEX B

PROPOSED AMENDMENTS TO

ARTICLES OF ASSOCIATION

OF

CLICKSOFTWARE TECHNOLOGIES LTD.

* * * *

AMENDMENT OF ARTICLES

5.

These Articles ~~(with the exception of Article 100 which may be amended as provided therein)~~ may be amended by a majority vote at a meeting of shareholders of the Company, ~~with the exception of Article 100 which may be amended only by the affirmative vote of two - thirds of the shareholders present (in person or by proxy) and voting on such resolution at a General Meeting~~except where required by the Statutes.

If the Company's shares are divided into classes of shares, then a change that infringes on the rights of a class of shares shall be made only with the approval of a General Meeting of that class; the provisions of these Articles shall apply, mutatis mutandis, to the adoption of decisions by a class meeting.

Notwithstanding the provisions of this Article , a change of these Articles that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder.

* * * *

~~BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS~~

~~100.~~

~~Notwithstanding any other provision of these Articles, the Company shall not engage in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless:~~

 ~~(a) prior to such time the Board of Directors of the Company approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or~~

 ~~(b) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee share plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or~~

~~(c)~~ 	~~at or subsequent to such time the business combination is approved by the Board of~~

~~Directors and authorized at a General Meeting, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which is not owned by the interested shareholder.~~

 ~~(d) A shareholder becomes an interested shareholder inadvertently and (i) as soon as practicable diverts itself of ownership of sufficient shares so that the shareholder ceases to be an interested shareholder; and (ii) would not, at any time within the three - year period immediately prior to a business combination between the Company and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership; or~~

 ~~(e) The business combination is proposed prior to consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested shareholder during the previous three years or who became an interested shareholder with the approval of the Company's Board of Directors; and (iii) is approved or not opposed by a majority of the members of the Boards of Directors then in office who were directors prior to any person becoming an interested shareholder during the previous three years or were recommended for election or were elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentences are limited to (x) a merger or consolidation of Company (except for merger in respect of which no vote of shareholders of the Company is required according to the Companies Law); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any direct or indirect wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market of all the outstanding shares of the Company; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the Company. The Company shall give not less than 20 days notice to all interested shareholders prior to the consummation of any of the transaction described in clause (x) or (y) of the second sentence of this paragraph.~~

~~As used in this Article only, the term:~~

~~(1) "affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with another person.~~

~~(2) "associate" when used to indicate a relationship with any person, means (I) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.~~

~~(3) "business combination" when used in reference to the Company and any interested shareholder of the Company, means:~~

 ~~(i) any merger or consolidation of the Company or a direct or indirect majority owned subsidiary of the Company with (A) an interested shareholder, or (B) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by an interested shareholder and as a result of such merger or consolidation Sub-article (a) of this Article 100 is not applicable to the surviving entity;~~

 ~~(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of such Company to~~

~~or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority owner subsidiary of the Company, which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all of the assets of the Company determined on a consolidated basis or the aggregate market value of all of the outstanding shares of the Company.~~

 ~~(iii) any transaction which results in the issuance or transfer by the Company or by any direct or indirect majority-owned subsidiary of the Company of any shares of the Company or of such subsidiary to the interested shareholder, except (A) pursuant to the exercise, exchange or conversion of securities exercisable for or convertible into shares of the Company or any such subsidiary, which securities were outstanding prior to the time that the interested shareholder became such, (B) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Company or any such subsidiary, which security is distributed pro rata to all holders of a class or series of shares of the Company subsequent to the time the interested shareholder became such, (C) pursuant to an exchange offer by the Company to purchase shares made on the same terms to all holders of said shares or (D) any issuance or transfer of shares by the Company; provided, that in no case under~~

 ~~(B)-(D) above shall there be an increase in the interested shareholder's proportionate share of the shares of any class or series of the Company or of the voting shares of the Company.~~

 ~~(iv) any transaction involving the Company or any direct or indirect majority owned subsidiary of the Company which has the effect directly or indirectly of increasing the proportionate share of the shares of any class or series or securities convertible into the shares of any class or series of the Company or of any such subsidiary which is owned by the interested shareholder except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the interested shareholder; or~~

 ~~(v) any receipt by the interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such Company), of any loans, advances, guarantees, pledges or any other financial benefits (other than those expressly permitted in subparagraphs (i)-(iv) above) provided by or through the Company or anydirect or indirect majority owned subsidiary.~~

 ~~(4) "control" including the term "controlling," "controlled by" and "under common control with," means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any company, partnership, unincorporated association or other entity shall be presumed to have control of such entity. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares in good faith and not for the purpose of circumventing this Article as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.~~

 ~~(5) "interested shareholder" means any person (other than the Company and any direct or indirect majority owner subsidiary of the Company) that (i) is the owner of 15% or more of the outstanding voting shares of the Company, or (ii) is an affiliate or associate of the Company and was the owner of 15% or more of the outstanding voting shares of the Company at any time within the three year period immediately prior to that date on which it is sought to be determined whether such person is an interested shareholder and the affiliates and associates of such person, or (iii) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Company provided that such person shall be an interested shareholder if thereafter such person acquires additional voting shares of the Company, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested shareholder, the voting shares of the Company~~

~~deemed to be outstanding shall include shares deemed to be owned by the person through application of paragraph (8) of this Sub-article but shall not include any other unissued shares of the Company which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.~~

 ~~(6) "person" means any individual, company, partnership, unincorporated association or other entity.~~

 ~~(7) "share" means with respect to the Company shares of its capital and with respect to any other entity any equity interest.~~

 ~~(8) "voting shares" means any class or series entitled to vote generally in the election of directors of the Company and generally.~~

 ~~(9) "owner" including the terms "own" and "owned," when used with respect to any share, means a person that individually or with or through any of its affiliates or associates:~~

~~(i)~~ 	~~beneficially owns such share, directly or indirectly; or~~

 ~~(ii) has (A) the right to acquire such share (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, warrants or options, or otherwise, provided, however, that a person shall not be deemed the owner of share tendered pursuant to a tender or exchange; or (B) the right to vote such share pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any share because of such person's right to vote such share if the agreement, arrangement, or understanding to vote such share arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons: or~~

 ~~(iii) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of clause (ii) of this paragraph) or disposing of such share with any other person that beneficially owns or whose affiliates or associates beneficially own, directly or indirectly, such share.~~

* * * *

ANNEX C

ClickSoftware Technologies Ltd.

11 Ben Gurion Street

Givat Shmuel 54017 Israel

____________, 2007

To

______________

______________

______________

Letter of Exemption, Indemnification and Insurance

(the “Letter” or the “Indemnification Letter”)

1.	Exemption from Liability

We, Clicksoftware Technologies Ltd. (the "Company"), hereby exempt you from all liabilities to the Company and from any damage which has been caused or that may be caused by you to the Company as a result of a breach of your duty of care towards the Company, while acting in good faith, subject to any limitations of applicable law, including those set forth Sections 258 – 263 of the Companies Law, 1999 (the “Companies Law”), which inter alia, prohibit exemption from a breach of your duty of care in the case of a dividend distribution.

This exemption will not apply to counter claims filed against you by the Company in a lawsuit instigated by you, nor will it apply to liabilities arising from the acts or omissions enumerated in section 10 below.

2.	Indemnification
2.1.

We hereby undertake to indemnify you for any liability or expense, as detailed below, imposed upon you for acts or omissions that you have made or may make in the future, by virtue of your service as a director or officer of the Company, or as a director or officer on behalf of the Company in a company controlled by the Company or in which the Company has an interest (such companies being referred to herein as the “Subsidiaries”), as follows:

2.1.1.

financial liability that you incur or is imposed on you in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator approved by the Court, provided that such liability pertains to one or more of the events set out in the Schedule hereto (the “Schedule”);

2.1.2.

reasonable litigation expenses, including legal fees that you incur or for which you are ordered to pay by a court within the framework of proceedings filed against you by or on behalf of the Company or by a third party, or in a criminal proceeding in which you are acquitted, or in a criminal proceeding in which you are convicted of a felony but which does not require a finding of criminal intent; and

2.1.3.

reasonable litigation expenses, including legal fees that you incur due to an investigation or proceeding conducted against you by an authority authorized to conduct such investigation or proceeding and which ends without the filing of an indictment against you and without your being subject to a financial obligation as a substitute for a criminal proceeding, or that ends without the filing of an indictment against you but with the imposition of financial obligation as a substitute for a criminal proceeding relating to an offense which does not require criminal intent, within the meaning of the relevant terms, and in accordance with, Section 260 to the Companies Law.

2.2.

The maximum indemnification amount that the Company may pay to all of its directors and officers in the aggregate pursuant to all the letters of indemnification issued and that may be issued by the Company shall be US$ 20 million (the “Maximum Indemnification Amount”).

2.3.

If, and to the extent that, the total of all indemnification amounts which the Company is called upon to pay to directors and officers exceeds the Maximum Indemnification Amount, the Maximum Indemnification Amount shall be divided among the directors and officers entitled to indemnification in a manner whereby the amount of indemnification paid to each of the directors and officers will be calculated according to the ratio between the amount of the indemnifiable liability of such directors and officers and the aggregate amount of indemnifiable liability of all directors and officers, in respect of such event or events.

2.4.

The provisions of Section 2.2 above to the contrary notwithstanding, no payment hereunder shall be made to you in connection with an indemnifiable event for which payment is actually paid to you or on your behalf under a valid and collectible insurance policy or under a valid and enforceable indemnity clause or agreement, to the extent of the amount of such payment.

2.5.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

2.6.

The Company will be entitled to any amount collected from a third party, including any payments made under an insurance policy, in connection with liabilities indemnified hereunder. You shall execute all papers required and shall do everything that may be necessary to secure the Company’s rights of subrogation, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

2.7.

Upon the occurrence of an event that by its virtue you are likely to be entitled to indemnification in accordance with this Section 2, the Company shall place at your disposal, from time to time, the funds required to cover the expenditures and payments that are connected to handling the legal proceeding, in a manner that you shall not be required to pay for, or personally finance the legal expenses, subject to the conditions and instructions in this Indemnification Letter.

2.8.

In order to avoid any doubt, upon the occurrence of an event that may entitle you to indemnification, you shall be entitled to appoint an advocate of your choice, with the exception of an advocate whom the Company deems unacceptable for reasonable cause, provided that you shall immediately inform the Company of the identity of the advocate, when it becomes necessary to appoint such advocate. In the event you do not inform the Company regarding your choice of advocate in compliance with the above mentioned, the Company shall have discretion to appoint an advocate on your behalf.

3.	Limitations on Obligation to Indemnify

The obligation to indemnify in accordance with this Letter is subject to the following:

3.1.

You shall inform the Company of every legal proceeding that shall be brought against you in connection with any event that may entitle you to indemnification, and of every warning made to you in writing, pertaining to legal proceedings that may be commenced against you, and this shall be done in a timely manner, immediately after you shall first be aware of such, and you shall provide the Company or to whom the Company shall instruct you to, all documents in connection with such proceedings.

3.2.

Notwithstanding Section 2.8 above, the Company is entitled to take upon itself the care of your defense in the legal proceeding and/or to give the above care to any prominent advocate that the Company shall select for this purpose (except an advocate that shall not be reasonably acceptable to you) subject to the fulfillment of all of the following conditions: (a) The Company shall inform the holder of this Indemnification Letter, within 45 days from the time of receiving the notice as said in Section 3.1 above (or within a shorter period of time – if the matter requires filing a statement of defense or a response to a proceeding), that it shall indemnify the holder of the Indemnification Letter according to this Letter; and (b) The legal proceeding against the holder of the Indemnification Letter shall solely entail a claim for monetary damages. The Company and/or the aforementioned advocate shall be entitled to act with their exclusive discretion and to bring the proceeding to a close. The appointed advocate shall act and shall owe its duty of loyalty to the Company and to you. In the event that a conflict of interest shall arise between you and the Company, you shall inform the Company of such conflict, you shall be entitled to appoint an advocate on your behalf, and the provisions of this Indemnification Letter shall apply to expenses you may incur as a result of such appointment. In the event that the Company decides to settle a monetary obligation or to decide a monetary obligation by arbitration, or by mediation or by settlement, the Company shall be entitled to do so long as the lawsuit or the threat of a lawsuit against you shall be fully withdrawn. Following the request of the Company, you shall sign any document that shall empower the Company and/or an advocate as mentioned above, to act on your name with regard to your defense in the above-mentioned proceedings and to represent you in all matters pertaining to these proceedings, as set forth above.

3.3.

You shall cooperate with the Company and/or with any advocates as set forth above in every reasonable manner that shall be required from you by any of them in connection with the handling of such legal proceedings, all in accordance with Section 3.2 above. You shall not bear any additional legal expenses due to such cooperation.

3.4.

Subject to the provisions of this Indemnification Letter, whether or not the Company shall act in accordance with section 3.2 above, the Company shall cover litigation expenses in a manner that you shall not be required to pay or finance such litigation expenses yourself.

3.5.	Your indemnification in connection with the legal proceeding of any actions against you, as set forth in this Letter, will not be enforceable in connection with amounts that you shall be required to pay as a result of a settlement or arbitration, unless the Company agrees, in advance and in writing, to the settlement, or to the arbitration award.

3.6.

The Company shall not be required to pay, pursuant to this Letter, monies that were actually paid in connection with an indemnifiable event to you, or on your behalf, from proceeds of an insurance policy or from proceeds of an obligation to any indemnification that was made by any other person other than the Company, to the extent of the amount of such payment or proceeds.

3.7.

In addition, in the event of the indemnification hereunder is being paid in respect of your serving as an director or officer in any Subsidiary, such indemnification will only be paid after all your rights to insurance and indemnification from such Subsidiary will have been exhausted, if and to the extent they exist. In order to avoid any doubt, it shall be clarified that the indemnification amount pursuant to this Letter shall be independent of (and in addition to) the amount that shall be paid (if paid) pursuant to an insurance policy procured by any Subsidiary and/or any other indemnification made by any Subsidiary.

3.8.

Upon your request to an execution of a payment in connection with any event pursuant to this Letter, the Company shall take all necessary steps according to any applicable law to pay such payment and will do all that is required to obtain any approval that is required. If any approval is required for the above payment and that payment shall not be approved for any reason, such payment, or any part of it, that will not be approved, as said above, shall be subject to the approval of a court and the Company shall take all necessary steps to obtain the court’s approval.

4.

The obligations of the Company according to this Letter shall remain valid even if you have ceased to serve as a director or officer of the Company, provided that acts or omissions for which you are given a commitment of indemnification were performed or shall be performed during your service as a director or officer of the Company.

5.

In the event the Company pays to you, or in your place, any amount pertaining to this Letter in connection with a legal proceeding as stated above, and afterwards it shall be determined that you are not entitled to any indemnification from the Company for any reason whatsoever, the sums paid by the Company shall be considered a loan that was granted to you by the Company, and shall be linked to the Consumer Price Index and accrue interest in accordance with the Income Tax Regulations (Determination of the interest rate), 1985, as amended from time to time. You will be required to repay these sums to the Company when requested to do so in writing by the Company and in accordance with a payment schedule that the Company shall determine.

6.	The terms contained in this Letter will be construed in accordance with the Companies Law, and in the absence of any definition in the Companies Law, pursuant to the Securities Law, 5728-1968.
7.

The obligations of the Company according to this Indemnification Letter shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any provision of the law, said provision of the law shall supersede the specific provision in this Letter, but shall not limit or diminish the validity of the remaining provisions of this Letter.

8.

The indemnification under this Letter will enter into effect upon your signing a copy of the same in the appropriate place, and the delivery of such signed copy to the Company. This Letter shall supersede and replace any and all prior indemnification undertakings made to you by the Company.

9.

The Company may, at its sole discretion and at any time, revoke its undertaking to indemnify you hereunder, or reduce the Maximum Indemnification Amount, or limit the events to which it applies, either in regard to all the directors and officers or to some of them, but only to the extent it relates to events that will apply after the date of such change, provided that prior notice has been given to the director or officer of the Company’s intention to do so, in writing at least 60 days before the date on which such decision will enter into effect. For the avoidance of any doubt, it is hereby clarified that any such decision will not have retroactive effect of any kind whatsoever and the Indemnification Letter, prior to such change or revocation, as the case may be, will continue to apply and be in full force and effect for all purposes in relation to any event that has preceded such change or revocation, even if the proceeding in respect thereof has been filed against the director or officer after the change or revocation of the Indemnification Letter. In all other cases, this Indemnification Letter may not be changed, unless the Company and yourself have signed it.

10.	You will not be indemnified for any of the following:
10.1.

a breach of your duty of loyalty, except for a breach of your duty of loyalty while acting in good faith and having reasonable grounds to assume that such act or omission would be in the best interests of the Company;

10.2.	A willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care towards the Company, unless committed through negligence only;
10.3.	An act or omissions done with intent to make unlawful personal profit; or
10.4.	A fine or forfeit imposed upon you.
11.

The Company shall at all times maintain liability insurance applicable to directors and officers, with a reputable insurer in an amount and on terms which are customary for a company comparable to the Company, but in an amount of not less than US$ 10,000,000 (ten million US Dollars), and you shall be covered by such policy during the term of and following your service as an officer or director of the Company. In addition, in the event of the acquisition of the Company by a third party or in the event of the cessation of the activities of the Company, the Company shall procure and maintain a “run-off” policy, which will extend directors and officers insurance coverage to you for a reasonable period after the date of such acquisition or the cessation of the activities of the Company.

12.

This Letter does not constitute a contract for the benefit of any third party and is not assignable. For the avoidance of any doubt, in the event of death, this Letter will apply to you and your estate.

13.

No waiver, delay, forbearance to act or extension granted by the Company or by you will be construed in any circumstances as a waiver of the rights hereunder or by law, and will not prevent any such party from taking all legal and other steps as will be required in order to enforce such rights.

14.	The foregoing does not derogate from the Company’s right to indemnify you retroactively in accordance with the articles of association of the Company and subject to any applicable law.
15.	The law of the State of Israel shall govern this Letter and all issues related thereto, without giving effect to any conflicts of law principles.

In witness whereof, the Company hereby executes this Indemnification Letter by its authorized signatories.

CLICKSOFTWARE TECHNOLOGIES LTD.

By:__________________________

Name:

Title:

I hereby confirm receiving this Letter and consent to all its terms.

__________________

[Officer/Director]

Date: ____________

SCHEDULE

Subject to any provision of the law, the events are as follows:

1.	Any issuance of securities, including without limitation, a public offering pursuant to a prospectus, a private offering, the issuance of bonus shares or any offer of securities in any other manner;
2.	Conducting tender offers and anything related thereto;
3.

A "Transaction" within the meaning of Section 1 of the Companies Law[1], including without limitation negotiations for entering into a transaction, the transfer, sale or purchase or charge of assets or liabilities, including securities, or the grant or receipt of a right to any of the foregoing, receiving credit and the grant of collateral and any act directly or indirectly involved in such "Transaction";

4.

Report or notice filed in accordance with any applicable law, including the Companies Law and/or the Israeli Securities Law of 1968, and/or the Securities Exchange Act of 1933 and/or the Securities Exchange Act of 1934 including regulations promulgated under any of these laws, or in accordance with rules or instructions prevailing on an Israeli stock exchange or on a Nasdaq stock market on which the Company's securities are traded from time to time and/or the Tel Aviv Stock Exchange and/or a stock exchange outside of Israel, or any law of another country regulating similar matters and/or the omission to act accordingly;

5.	Any resolution with respect to distribution, as defined in the Companies Law;
6.

Amendment to the Company’s structure or its reorganization or any resolution with respect to such matters, including without limitation, a merger, split, change in the Company’s capital structure, incorporation of subsidiaries, dissolution or sale thereof, issuance or distribution;

7.	Taking part in tenders;
8.

The making of any statement, including a bona fide statement or opinion made by an officer or director of the Company in such capacity, including during meetings of the Board of Directors or any committee thereof;

9.	An act in contradiction to the articles or memorandum of association of the Company;
10.

Any action or decision in relation to employer-employee or consultant relations, including the negotiation for, signing and performance of employment or consultancy agreements, other employees’ benefits (including allocation of securities to employees) and harassment suits;

11.	Any action or decision in relation to work safety and/or working conditions;
12.	Negotiation for, signing and performance of an insurance policy;
13.	Formulating working programs, including pricing, marketing, distribution, directives to employees, customers and suppliers and collaborations with competitors;

_________________________

[1]	Article 1 of the Companies Law defines “Transaction” as a contract or engagement or a unilateral decision of the company regarding a grant of a right or another benefit.”

14.	Decisions and/or acts pertaining to the environment, including dangerous substances;
15.	Decisions and/or acts pertaining to the Consumer Protection Law, 5741-1981, and/or orders and/or Regulations thereunder;
16.

Negotiating, making and performing of contracts of any kind and type with suppliers, customers, distributors, agents, franchisees and the like of the products that are marketed and/or sold by, or by those serving, the Company;

17.	Negotiating, the making and performing agreements with manpower contractors, service contractors, building contractors, renovations contractors, etc;
18.	Reporting and/or filing of applications to the state authorities and other authorities;

19.	The borrowing or other receipt of funds or other financing transaction or arrangement of the Company, or any such proposed action;

20.	A merger, sale, acquisition or other business combination or similar transaction of the Company or affiliates;

21.	Any action with respect to the intellectual property of the Company or of any other person, and its protection;

22.	Any action related to an obligation of the Company to obtain regulatory or other governmental licenses, permits or authorizations in any jurisdiction;

23.	Approval of corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision; and

24.

Any of the foregoing events relating to the capacity of such officer or director as an officer or director of a corporation controlled (directly or indirectly) by the Company or otherwise affiliated therewith.

* * * *